FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 1st, 2003

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

1.	Registrant's Immediate Report, dated December 30, 2002, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, concerning the delisting of the Company's ADSs from NYSE.
2.	Registrant's Immediate Report, dated December 31, 2002, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, concerning the appointment of an additional director to the Company's Board of Directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd (Registrant) By ______________ Amit Leibovich, Adv.

Dated: January 1st, 2003

December 31st, 2002

To The Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (by registered mail and by fax: 02-651-3940)	To The Tel Aviv Stock Exchange Ltd. 54 Ahad Haam St. Tel Aviv 65202 (by fax: 03-516-0630)	To Companies Registrar P.O. Box 767 Jerusalem 91007 (Registered Mail)

Dear Sir, Madam,

Re: Immediate Report pursuant to the Securities Regulations, (Periodic and Interim Reports)
5730-1970

1.	Name of Director:Oren Lieder
2.	ID: 009153800
3.	Date of Birth: September 22nd, 1948.
4.	Citizenship: Israeli.
5.	Address: George Landor 8 St., Kiriat Bialik.
6.	Appointment date: December 31st, 2003.
7.	Education: Economics and Statistics (B.A.), Haifa University.
8.	His business experience and the name of other corporations in which he has been serving or was serving as a director during the last 5 years:

Chief Financial officer in Bezeq - the Israeli Telecommunication Company Ltd, member of the Board of Director and of the Executive Committee of Pelephone Cellular communication Ltd. and also of D.B.S Satellite Services (1998) Ltd.

9.	Is he an employee of the Company, of a subsidiary or of a related company of the Company, or of an interested party of the Company:

Yes. President and Chief Financial officer of Discount Investment Corporation Ltd, the controlling shareholder in Supersol Ltd., and of its subsidiaries.

10.	To the Company's and its directors best knowledge, Mr. Oren Lidar is not a family member of an interested party of the Company.

11.	Does Mr. Oren Liede hold convertible securities of the Company, of a subsidiary or of a related company: No.

Yours Sincerely, /s/ Amit Leibovich Amit Leibovich, Adv.

December 30th, 2002

To The Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (by registered mail and by fax: 02-651-3940)	To The Tel Aviv Stock Exchange Ltd. 54 Ahad Haam St. Tel Aviv 65202 (by fax: 03-516-0630)	To Companies Registrar P.O. Box 767 Jerusalem 91007 (Registered Mail)

Dear Sir, Madam,

Re: Immediate Report pursuant to section 34a of the Securities Regulations, (Periodic and Interim Reports) 5730-1970

We hereby give a notice that further to the Immediate Report and the Amendment to said Immediate Report, both dated November 20th, 2002, regarding the Company's Board of Directors resolution to terminate its American Depositary Shares ("ADSs") from the trade on the New York Stock Exchange ("NYSE") and as a result of the completion of the required measures for such, the Company was informed that on December 26, 2002 its ADSs were delisted from the NYSE.

Upon the completion of the said procedure, the Ordinary Shares of the Company will be traded only on the Tel Aviv Stock Exchange, and there will not be a trade of ADSs.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary